[redacted]

SEC 10025887 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 22 2010

SEC FILE NUMBER
8- 067132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC 104

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P G BOOLE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 NORTH MAIN STREET
(No. and Street)

SHERBORN (City) MA (State) 01770 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILIP BOOLE 617-763-3541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER WACHMAN LLP
(Name – *if individual, state last, first, middle name*)

760 WASHINGTON STREET (Address) HOLLISTON (City) MA (State) 01746 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PHILIP G BOOLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P G BOOLE, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL
Title

Notary Public
COMMISSION EXPIRES 7/29/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P G Boole, LLC

Annual Audited Report
Form X-17A-5   Part III

December 31, 2009

P G Boole, LLC
Index to Financial Statements
December 31, 2009

Page

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Member of
P G Boole, LLC
Sherborn, Massachusetts

We have audited the accompanying statement of financial condition of P G Boole, LLC as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P G Boole, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I an II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Wachman LLP

Holliston, Massachusetts
February 17, 2010

P G Boole, LLC

Statement of Financial Condition

December 31, 2009

Assets

Cash	$	30,358
Receivable from customers		24,648
Equipment, net of accumulated depreciation		1,721
Other assets		1,120
Total Assets	$	57,847

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	5,421
Member's Equity		52,426
Total Liabilities and Member's Equity	$	57,847

The accompanying notes are an integral part of these financial statements.

P G Boole, LLC
Statement of Operations
Year Ended December 31, 2009

Revenues	
Consulting income	$ 292,500
Incentive Income	494,000
Expense reimbursement	38,726
Interest and dividends	155
	825,381
Expenses	
General and administrative	44,692
Occupancy	6,542
	51,234
Net Income	$ 774,147

The accompanying notes are an integral part of these financial statements.

P G Boole, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2009

Balance at Beginning of Year	$ 46,814
Net Income	774,147
Member Withdrawals	768,535
Balance at End of Year	$ 52,426

The accompanying notes are an integral part of these financial statements.

P G Boole, LLC

Statement of Cash Flows

Year Ended December 31, 2009

Cash Flows from Operating Activities	
Net Income	$ 774,147
Depreciation	430
	774,577
Change in operating assets and liabilities:	
Receivable from customers	11,603
Other assets	14
Accounts payable and accrued expenses	(72)
Cash provided by operating activities	786,122
Cash Flows from Financing Activities	
Member withdrawals	(768,535)
Cash Flows from Investing Activities	
Purchase of equipment	(2,151)
Net Decrease in Cash	15,436
Cash at Beginning of Year	14,922
Cash at End of Year	$ 30,358

Note 1 - Nature of Business

P G Boole, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Agency (FINRA), formerly known as the National Association of Securities Dealers (NASD). The Company markets private placements, consisting primarily of limited liability partnerships, to institutional investors throughout the United States. The Company is organized in Massachusetts as a Limited Liability Company (LLC).

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period it is earned rather than when received and records expenses in the period in which incurred rather than when paid.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding accounts. Management provides for probable uncollectible accounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Accounts that are unpaid after management has used reasonable collection efforts are written off by a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2009, all accounts are deemed collectible and therefore no valuation allowance is necessary.

Equipment

Equipment is stated at cost. Depreciation is provided using the straight line method over the estimated useful life of the equipment of 5 years.

Note 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Revenues are derived from one customer whose receivable makes up 100% of accounts receivable at December 31, 2009.

Note 3 - Equipment

Cost	$ 2,151
Accumulated Depreciation	430
Net	$ 1,721

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital pursuant to rule 15c3-1 of $24,937 which was $19,937 in excess of its required net capital of $5,000.

Note 5 - Income Taxes

The Company is a single member limited liability company taxed as a individual in which all elements of income and deduction are included in the tax return of the sole member of the Company. Therefore, no income tax provision is recorded by the Company.

<u>Note 6 - Commitments and Contingencies</u>

The Company contracted for accounting and regulatory compliance services. The contract is for a one year period ending December 31, 2009 and requires various monthly and quarterly payments. Payments for the year ended December 31, 2009 were $21,746.

<u>Note 7 - Subsequent Events</u>

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 17, 2010, the date the financial statements were issued.

<u>Note 8 - Part X-17A-5</u>

The Company's most recent annual report on Form X-17A-5 is available for examination and copying at the Company's Sherborn, Massachusetts office or at the Boston Regional office of the Securities and Exchange Commission.

P G Boole, LLC
Schedule I
December 31, 2009

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Capital		$ 52,426
Deductions for Nonallowable Assets		
Receivables from customers	$ 24,648	
Equipment, net	1,721	
Other assets	1,120	27,489
Net capital before haircuts		24,937
Haircuts on Securities, computed, where applicable, pursuant to 15c3-1(f)		
Stocks and money market accounts		-
Net Capital		$ 24,937

Computation of Basic Net Capital Requirement

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$ 361
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Net Capital Requirement, Greater of Minimum Net Capital Required or Minimum Dollar Net Capital Requirement, in Accordance with Rule 15c3-1	$ 5,000
Excess Net Capital	$ 19,937
Excess Net Capital at 1000% (net capital less 10% of total aggregate indebtedness)	$ 24,396

P G Boole, LLC
Schedule I (Continued)
December 31, 2009

Computation of Aggregate Indebtedness

Total Liabilities	$	5,421
Subordinated debt		-
Total Aggregate Indebtedness	$	5,421
Percentage of Aggregate Indebtedness to Net Capital		21.74

Reconciliation of Net Capital

Net Capital reported on Part IIA Focus Report	$	23,237
Purchase of equipment, net		1,772
Increase in accounts payable and accrued expenses		(72)
Net Capital per audited financial statements	$	24,937

P G Boole, LLC
Schedule II - Report on Material Inadequacies
Year Ended December 31, 2009

Report on Material Inadequacies

We have audited the financial statements of P G Boole, LLC for the year ended December 31, 2009. Our audit did not disclose any material inadequacies existing or found to have existed since the date of the previous audit.

Holliston, Massachusetts
February 17, 2010

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS
www.millerwachman.com

760 Washington Street
Holliston, MA 01746
Tel (508) 429-2395
Fax (508) 429-8797
email: holliston@millerwachman.com

Offices in:
Boston and Worcester

To the Member of
P G Boole, LLC
Sherborn, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of P G Boole, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.
Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination.of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second and third paragraphs of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the Boston Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Miller Wachman LLP

Holliston, Massachusetts
February 17, 2010